# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Innate Pharma SA, CIK 0001598599
CUSIP: 45781K105
Title of class of securities: Ordinary Shares, EUR0.05 nominal value per share
Address of issuer's principal executive offices: 117 Avenue de Luminy, BP 30191, Marseille, France (I0), 13009
Date of event which requires filing of this statement: 12/22/2025
Amends the filing with accession number 0001104659-19-056493
Filed by CIK 0000901832
Persons authorized to receive notices and communications: Hannah Tattersall, Deputy Company Secretary, Eastbrook, Shaftesbury Road, Cambridge, United Kingdom (X0), CB2 8BF, 44 0 20 3749 5847

## Reporting persons
- AstraZeneca PLC (CIK 0000901832): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,825,501; shared voting power 0; sole dispositive power 7,825,501; shared dispositive power 0; aggregate amount beneficially owned 7,825,501 (8.3% of the class)
  Comment: (1) Note to Rows 7, 9 and 11: Represents both Ordinary Shares and Ordinary Shares in the form of American Depositary Shares ("ADSs") held directly by MedImmune Limited, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and MedImmune Limited may each be deemed to have sole voting and dispositive power over all of the Ordinary Shares held by MedImmune Limited, whether held in the form of Ordinary Shares or ADSs.
  
  (2) Note to Row 13: Based upon 93,719,323 Ordinary Shares of the Issuer outstanding as of December 31, 2025, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission (the "SEC") on January 7, 2026.
- MedImmune Limited (CIK 0001790714): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,825,501; shared voting power 0; sole dispositive power 7,825,501; shared dispositive power 0; aggregate amount beneficially owned 7,825,501 (8.3% of the class)
  Comment: (1) Note to Rows 7, 9 and 11: Represents both Ordinary Shares and Ordinary Shares in the form of ADSs held directly by MedImmune Limited, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and MedImmune Limited may each be deemed to have sole voting and dispositive power over all of the Ordinary Shares held by MedImmune Limited, whether held in the form of Ordinary Shares or ADSs.
  
  (2) Note to Row 13: Based upon 93,719,323 Ordinary Shares of the Issuer outstanding as of December 31, 2025, as reported in the Issuer's Form 6-K filed with the SEC on January 7, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, EUR0.05 nominal value per share
Name of issuer: Innate Pharma SA
Address of issuer's principal executive offices: 117 Avenue de Luminy, BP 30191, Marseille, France (I0), 13009
Comment: This Amendment No. 1 to the statement on Schedule 13D with respect to the Ordinary Shares, nominal value EUR0.05 per share, of Innate Pharma S.A., filed by the Reporting Persons on October 25, 2019 (such statement, as amended herein the "Schedule 13D"), amends the Schedule 13D as set forth herein. Except as specifically amended by this Amendment No. 1, items in the Schedule 13D remain unchanged.

## Item 2. Identity and Background
Present principal occupation or employment: The current directors and executive officers of the Reporting Persons are set forth on Schedule I attached hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
AstraZeneca PLC: 7,825,501 Ordinary Shares (including 1,565,001 Ordinary Shares represented by ADSs). Represents both Ordinary Shares and Ordinary Shares in the form of ADSs held directly by MedImmune Limited, a wholly-owned subsidiary of AstraZeneca PLC. Percent of class: 8.3%.

MedImmune Limited: 7,825,501 Ordinary Shares (including 1,565,001 Ordinary Shares represented by ADSs). Percent of class: 8.3%.

AstraZeneca PLC and MedImmune Limited may each be deemed to have sole voting and dispositive power over all of the Ordinary Shares held by MedImmune Limited, whether held in the form of Ordinary Shares or ADSs. Percentage ownership calculated based upon 93,719,323 Ordinary Shares of the Issuer outstanding as of December 31, 2025, as reported in the Issuer's Form 6-K filed with the SEC on January 7, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See the information contained in Item 5(a), which is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Neither the Reporting Persons nor any of the individuals listed on Schedule I have effected any transactions in the Ordinary Shares, including Ordinary Shares represented by ADSs during the past 60 days.

## Signatures
- AstraZeneca PLC: /s/ Matthew Bowden, Matthew Bowden / Company Secretary (02/06/2026)
- MedImmune Limited: /s/ Matthew Bowden, Matthew Bowden / Director (02/06/2026)